Exhibit 3.223

State of South Carolina

Secretary of State

Filed March 14, 2006

File No. 060314-0119

ARTICLES OF ORGANIZATION

LIMITED LIABILITY COMPANY

1. The name of the limited liability company which complies with Section 33-44-105 of the South Carolina Code of 1976, as amended is Burlington Coat Factory of South Carolina, LLC.

2. The address of the initial designated office of the Limited Liability Company in South Carolina is 20 Haywood Road, Greenville, South Carolina 29607.

3. The initial agent for service of process of the Limited Liability Company is Corporation Service Company, and the street address in South Carolina for this initial agent for service of process is 5000 Thurmond Mall Boulevard, Columbia, South Carolina 29201.

4. The name and address of each organizer is Cindy Rashed Reilly c/o Kirkland & Ellis, LLP, 153 East 53rd Street, New York, New York 10022.

/s/ Cindy Rashed Reilly March 9, 2006.